Exhibit 99.6

Wipro Limited

Results for the Quarter and Year ended March 31, 2020

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 19-20					FY 18-19
		FY	Q4	Q3	Q2	Q1	FY	Q4
Revenue & OM %	IT services Revenues ($Mn)	8,256.2	2,073.7	2,094.8	2,048.9	2,038.8	8,120.3	2,075.5
	Sequential GrowthNote 1	2.5%	-1.0%	2.2%	0.5%	-1.3%	3.8%	1.4%
	Sequential Growth in Constant CurrencyNote 1&2	3.9%	0.4%	1.8%	1.1%	-0.7%	5.4%	1.0%
	Operating Margin %Note 3	18.1%	17.6%	18.4%	18.1%	18.4%	17.9%	19.0%
Service Line Mix	Practices
	Digital Operations and Platforms	14.8%	14.6%	15.3%	14.7%	14.7%	14.9%	14.9%
	Cloud and Infrastructure Services	25.8%	25.8%	25.8%	25.7%	25.7%	25.2%	25.2%
	Data, Analytics and AI	7.3%	7.2%	7.2%	7.3%	7.4%	7.2%	7.2%
	Modern Application Services	44.5%	44.7%	44.2%	44.8%	44.6%	45.1%	45.1%
	Industrial & Engineering Services	7.6%	7.7%	7.5%	7.5%	7.6%	7.7%	7.6%
SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	31.0%	30.4%	30.9%	31.3%	31.6%	30.9%	31.5%
	Communications	5.7%	5.5%	5.7%	5.7%	5.9%	5.7%	5.7%
	Consumer Business Unit	16.3%	16.8%	16.9%	16.0%	15.6%	15.7%	16.2%
	Energy, Natural Resources and Utilities	12.9%	12.8%	12.9%	12.9%	12.8%	12.8%	12.8%
	Health Business Unit	13.2%	13.5%	13.1%	13.0%	13.2%	13.2%	13.2%
	Manufacturing	8.1%	8.2%	8.2%	8.1%	7.9%	8.2%	8.0%
	Technology	12.8%	12.8%	12.3%	13.0%	13.0%	13.5%	12.6%
Geography Mix	Geography
	Americas	59.1%	59.1%	59.2%	59.6%	58.7%	56.8%	58.2%
	Europe	24.0%	24.1%	23.7%	23.5%	24.6%	25.5%	24.6%
	Rest of the World	16.9%	16.8%	17.1%	16.9%	16.7%	17.7%	17.2%
Guidance	Guidance ($MN)		2,095-2,137	2,065-2,106	2,039-2,080	2,046-2,087		2,047-2,088
	Guidance restated based on actual currency realized ($MN)		2,064-2,106	2,074-2,115	2,027-2,068	2,034-2,075		2,055-2,096
	Revenues performance against guidance ($MN)		2,073.7	2,094.8	2,048.9	2,038.8		2,075.5
Customer Relationships	Customer size distribution (TTM)
	> $100MN	15	15	14	13	13	10	10
	> $75MN	22	22	22	23	23	22	22
	> $50MN	40	40	41	41	41	41	41
	> $20MN	96	96	96	92	92	96	96
	> $10MN	166	166	169	165	166	172	172
	> $5MN	260	260	260	261	259	262	262
	> $3MN	341	341	344	341	340	339	339
	> $1MN	574	574	572	569	564	571	571
Customer Metrics	Revenue from Existing customers %	98.1%	97.0%	97.6%	98.4%	99.4%	98.4%	97.6%
	Number of new customers	240	65	77	57	41	271	63
	Total Number of active customers	1,074	1,074	1,070	1,027	1,060	1,115	1,115
	Customer Concentration
	Top customer	3.2%	3.0%	3.0%	3.2%	3.7%	3.7%	3.7%
	Top 5	12.8%	12.2%	12.3%	12.8%	13.8%	12.7%	13.7%
	Top 10	19.7%	19.3%	19.2%	19.8%	20.7%	19.5%	20.4%

Notes:

Note 1: QoQ and YoY growth rates have been adjusted for the impact of divestments. For details refer to Media Presentation

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

		FY 19-20					FY 18-19
		FY	Q4	Q3	Q2	Q1	FY	Q4
Currency Mix	% of Revenue
	USD	63%	62%	63%	63%	62%	61%	62%
	GBP	10%	10%	10%	9%	10%	10%	10%
	EUR	8%	8%	8%	8%	9%	9%	9%
	INR	4%	5%	4%	4%	4%	5%	4%
	AUD	5%	4%	4%	5%	5%	5%	5%
	CAD	3%	3%	3%	3%	3%	3%	3%
	Othpers	7%	8%	8%	8%	7%	7%	7%
Employee Metrics	Closing Employee Count	182,886	182,886	187,318	181,453	174,850	171,425	171,425
	Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, Infoserver, India, Rational and ITI)
	Gross Utilization	72.2%	73.4%	70.2%	71.4%	73.9%	74.4%	75.4%
	Net Utilization (Excluding Support)	80.9%	82.4%	78.5%	79.9%	82.8%	83.3%	84.1%
	Net Utilization (Excluding Trainees)	82.3%	82.6%	79.6%	82.1%	85.0%	84.8%	85.4%
	Attrition
	(IT Services excl. DOP)
	Voluntary TTM	14.7%	14.7%	15.7%	17.0%	17.6%	17.6%	17.6%
	Voluntary Quarterly Annualized	14.7%	12.6%	12.5%	16.0%	17.9%	17.6%	16.6%
	DOP % - Quarterly	11.2%	11.8%	11.0%	11.0%	11.2%	11.7%	11.8%
	DOP % - Post Training Quarterly	10.1%	10.8%	9.6%	9.9%	10.0%	10.5%	10.8%
	Sales & Support Staff - IT Services	14,908	14,908	15,232	14,990	14,116	14,360	14,360

B. IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Infoserver, India, Rational and ITI)

Service delivery	Revenue from FPP	62.4%	63.2%	62.6%	61.9%	61.6%	59.4%	60.0%
	Onsite Revenue - % of Services	52.9%	51.8%	53.2%	53.3%	52.3%	52.3%	51.5%
	Offshore Revenue - % of Services	47.1%	48.2%	46.8%	46.7%	47.7%	47.7%	48.5%

	C. Growth Metrics for the Quarter and Year ended March 31, 2020Note 1, 2

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %	FY 20 Reported YoY%	FY 20 Constant Currency YoY%
IT Services	-1.0%	0.4%	0.4%	2.6%	2.5%	3.9%

Strategic Business Units
Banking, Financial Services and Insurance	-2.3%	-3.4%	-0.9%	-1.3%	2.6%	4.0%
Communications	-3.6%	-2.8%	-0.2%	2.0%	0.9%	3.5%
Consumer Business Unit	-1.4%	4.3%	-0.1%	6.4%	6.8%	8.1%
Energy, Natural Resources and Utilities	-2.1%	0.2%	1.3%	4.9%	2.4%	5.4%
Health Business Unit	1.9%	2.9%	2.3%	3.6%	2.3%	2.8%
Manufacturing	-2.0%	2.5%	-1.3%	4.2%	1.1%	2.5%
Technology	2.7%	2.4%	3.2%	3.5%	-1.3%	-0.6%

Geography
Americas	-1.2%	2.3%	-0.7%	3.1%	7.3%	7.6%
Europe	0.7%	-2.2%	3.4%	1.9%	-4.3%	-1.3%
Rest of the World	-2.8%	-2.6%	0.4%	2.2%	-3.0%	-0.4%

Practices
Digital Operations and Platforms	-5.7%	-2.2%	-5.3%	-1.5%	9.6%	10.1%
Cloud and Infrastructure Services	-1.2%	2.1%	-0.1%	4.1%	3.9%	5.2%
Data, Analytics and AI	-0.9%	-0.9%	0.7%	1.5%	2.4%	3.8%
Modern Application Services	0.3%	0.1%	2.4%	3.2%	-0.2%	1.6%
Industrial & Engineering Services	1.3%	2.2%	2.2%	3.6%	1.0%	1.8%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q4 FY19-20 (INR MN)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	108,572	2,601	2,808	152	114,133
Selling and marketing expenses	10,151	95	88	(39)	10,295
General and administrative expenses	7,707	(20)	(74)	68	7,681

Total	126,430	2,676	2,822	181	132,109